LOEB & LOEB LLP
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e-mail: dfischer@loeb.com

                                October 12, 2005

Max A. Webb,
Assistant Director
Division of Corporate Finance
Mail Stop -- 3561
Securities and Exchange Commission
Washington DC 20549-0402

            Re:   AVP, Inc.
                  Amendment No. 4 to Registration Statement on Form SB-2 File No. 333-124084
                  Filed on or about October 12, 2005

Dear Mr. Webb:

            Our responses to your October 6, 2005 letter regarding the captioned matter are numbered to correspond to the paragraph numbers of your letter, of which a copy is enclosed.

            1. AVP intends to register the rescission offer after effectiveness of the captioned registration statement.

            2. We have deleted the parenthetical clause in accordance with the comment.

            3. The information regarding anticipated effectuation of the reverse stock split has been added at the end of Prospectus Summary (page 1); the end of Business--Business Development (page 11); the end of the MD&A Overview (page
19); and the end of Description of Securities--Common Stock (page 41). Share numbers in the prospectus have been changed to a pre-split basis.

            Management advises that, because the accrual of penalties under the registration rights agreement will cease upon effectiveness of the registration statement, AVP does not wish to incur the additional delay that compliance with Rule 10b-17 and other administrative matters would entail if AVP were to defer going effective until after effectuation of the reverse split.

            4. We have complied with this comment.

            5. References to treatment of the conversion of the Series A Preferred Stock are included in the first three locations in the prospectus referred to in response 3. The paragraphs referred to in Market for Common Equity and Related Stockholder Matters have been revised in response to the comment.

AVP, Inc.
Page 2

            6. We have revised this sentence to clarify that the share amounts reflect conversion of the Series A Preferred Stock.

            7. We have revised the disclosure in conformity with the comment.

            8. We have deleted the sentence.

                                                     Cordially,


                                                     /s/ David C. Fischer

                                                     David C. Fischer

Enclosure